Mail Stop 3561

April 17, 2006

Mr. Paul Farr
Vice President and Controller
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

> **Re:** **PPL Corporation**
> **PPL Electric Utilities Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File Nos. 1-11459 and 1-905**

Dear Mr. Farr:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Combined Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

Regulation

1. Your existing disclosure suggests all regulatory assets are earning a return. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to paragraph 20 of SFAS 71.

Long-Lived and Intangible Assets

Depreciation

2. We note you changed the useful lives of certain generation plants and meters during 2005. Please explain how you concluded it was appropriate to increase the useful lives of certain generation plants. If the change was a direct result of the significant planned environmental expenditures, please explain how that event resulted in extended lives. Furthermore, please explain why the final regulatory outcome published by Ofgem resulted in a reduction in the remaining depreciable lives of existing meter stock. In this regard, please tell us whether you tested the meters for impairment under SFAS 144 and, if so, tell us the results of such test. Finally, tell us the effective date of the change in useful lives of the meters and whether it preceded the extension in generation plant.

Asset Impairment

3. Given the International Delivery segment's net income for the last 3 years, please explain why PPL Global has foreign net operating loss carryforwards for 2004 and 2005. On a related matter, with respect to the reporting unit encompassing PPL Global, tell us whether such reporting unit passed the first step of the goodwill impairment test. In this regard, tell us the fair value of the reporting unit as compared to its carrying value. We may have further comment.

Note 11. Stock-Based Compensation

4.  Please tell us the time period over which you compute volatility and explain why volatility decreased significantly in 2005.

Note 14. Commitments and Contingent Liabilities

IRS Synthetic Fuels Tax Credits

5.  We note your generation of section 29 tax credits and the contingency relating to the investigation by the U.S. Senate Permanent Subcommittee on Investigations, of the Committee on Governmental Affairs.  Please tell us whether the IRS has questioned the validity of section 29 tax credits in any prior examination.  If so, please explain the details.  If not, please tell us the date of the last examination by the IRS and the tax years closed.

Asbestos

6.  With regard to your pending asbestos related lawsuits, you indicate that you do not expect the resolution of the current lawsuits will have a material adverse effect on your results of operations.  A statement that these contingencies are not expected to be material may not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.  In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made.  Refer to SFAS 5 and SAB Topic 5:Y.  Tell us whether you believe that there are *reasonably possible* material additional losses with regard to the asbestos lawsuits.  Further, tell us what consideration you have given to the detailed disclosure requirements of Interpretive Responses to Questions 2 and 3 of SAB Topic 5:Y.  Please revise your disclosure to address our concerns.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant